# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Boost Run Inc., CIK 0002090646
CUSIP: 09940T100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5 Revere Drive, Suite 200, Northbrook, Illinois (IL), 60062
Date of event which requires filing of this statement: 08/19/2026
Amends the filing with accession number 0001493152-26-028736
Filed by CIK 0002028811
Persons authorized to receive notices and communications: Boost Run Inc., 5 Revere Drive, Suite 200,, Northbrook, Illinois (IL), 60062, (847) 489-3367

## Reporting persons
- Sean Goodrich (CIK 0002028811): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 5,136,121; shared voting power 0; sole dispositive power 5,136,121; shared dispositive power 0; aggregate amount beneficially owned 5,136,121 (10.28% of the class)
  Comment: (1) In reference to Items 7, 9 and 11, represents 5,136,121 shares of Class A Common Stock held by the SPV. Mr. Goodrich, as managing member of the SPV, holds voting and investment discretion over such securities.
  
  (2) In reference to Item 13, based on a total of 49,954,423 shares of Class A Common Stock of the Issuer as of August 17, 2026 reported in the Issuer's Quarterly Report on Form 10-Q filed on August 18, 2026 with the Securities and Exchange Commission.
- Goodrich ILMJS LLC (CIK 0002135709): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 5,136,121; shared voting power 0; sole dispositive power 5,136,121; shared dispositive power 0; aggregate amount beneficially owned 5,136,121 (10.28% of the class)
  Comment: (3) In reference to Items 7, 9 and 11, consists of 5,136,121 shares of Class A Common Stock held directly by the SPV. Mr. Goodrich, as managing member of the SPV, directs voting and dispositive decisions with respect to securities held by the SPV.
  
  (4) In reference to Item 13, based on a total of 49,954,423 shares of Class A Common Stock of the Issuer as of August 17, 2026 reported in the Issuer's Quarterly Report on Form 10-Q filed on August 18, 2026 with the Securities and Exchange Commission.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Boost Run Inc.
Address of issuer's principal executive offices: 5 Revere Drive, Suite 200, Northbrook, Illinois (IL), 60062
Comment: This Amendment No. 2 (this "Amendment") is being filed on behalf of Sean Goodrich and Goodrich ILMJS LLC (the "SPV", and collectively with Sean Goodrich, the "Reporting Persons"), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on May 18, 2026, as subsequently amended on June 15, 2026. The Schedule 13D is supplementally amended as follows.

## Item 2. Identity and Background
Name of person filing: Sean Goodrich
Residence or business address: The principal business address of each of the Reporting Persons is c/o Willow Lane Acquisition Corp., 250 West 57th Street, Suite 415, New York, NY 10107
Present principal occupation or employment: Mr. Goodrich is the managing member of the SPV and holds voting and investment discretion with respect to the shares of Class A Common Stock held of records by the SPV.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Goodrich is a citizen of the United States. The SPV is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 19, 2026, the Reporting Persons, directly and indirectly, exercised 1,101,968 Private Placement Warrants at an exercise price of $11.50. The Reporting Persons, directly and indirectly, received 1,101,968 shares of Class A Common Stock as a result of the warrant exercise.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons, directly and indirectly, exercised 1,101,968 Private Placement Warrants on August 19, 2026, after the Company issued a press release on July 27, 2026, noting that on July 21, 2026, the Company delivered a notice of redemption to the registered holders of all of the Company's outstanding warrants to purchase shares of the Company's Class A Common Stock, issued under the Warrant Agreement, dated as of November 7, 2024, by and between Willow Lane Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (the "Warrant Agreement"). The Company stated that it would redeem any such warrants that remained outstanding and unexercised at 5:00 p.m., New York City time, on August 20, 2026 (the "Redemption Date"), for a redemption price of $0.01 per warrant.

Mr. Goodrich serves as a non-employee member of the Board of Directors of Boost Run Inc.

As a director of the Company, Mr. Goodrich may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may from time to time acquire additional securities of the Company, or sell or otherwise dispose of securities of the Company, in open market transactions, in privately negotiated transactions, or otherwise, in any manner permitted by applicable law.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 28, 2026, the Reporting Persons may be deemed to beneficially own 5,136,121 shares of Class A Common Stock, which represents approximately 10.28% of the outstanding shares of Class A Common Stock, based on 31,895,656 shares of Class A Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q filed on June 1, 2026 with the Securities and Exchange Commission. Mr. Goodrich is the managing member of the SPV and holds voting and investment discretion over the securities held by the SPV. Mr. Goodrich disclaims beneficial ownership of the securities held by the SPV other than to the extent of any pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: Sean Goodrich has sole voting and sole dispositive power over 5,136,121 shares of Class A Common Stock. Goodrich ILMJS LLC has shared voting and shared dispositive power over 5,136,121 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as described herein, neither of the Reporting Persons has effected any transaction in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following is a description of all contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer:

Transfer Agreement

On September 15, 2025, the Sponsor and the SPV entered into the Transfer Agreement, pursuant to which the SPV purchased from the Sponsor 1,272,885 Founder Shares (representing 27.5% of the Sponsor's 4,628,674 Founder Shares) and 1,101,986 Private Warrants (representing 27.5% of the Sponsor's 4,007,222 Private Warrants) at a purchase price of $1.75 per Founder Share, for an aggregate purchase price of $2,227,548.75. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Transfer Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the Business Combination, the SPV entered into a Registration Rights Agreement with the Company, pursuant to which the SPV has demand and piggyback registration rights with respect to its securities. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 10.2 hereto and incorporated herein by reference.

Earnout Agreement

On September 15, 2025, in connection with the Business Combination, the SPV entered into the Earnout Agreement, pursuant to which the SPV was entitled to earn up to 1,968,750 additional shares of Class A Common Stock ("SPV Earnout Shares") based upon the Class A Common Stock achieving VWAP performance thresholds of $12.50, $15.00, and $17.50 per share during the three-year Earnout Period following the closing of the Business Combination. On June 11, 2026, all 1,968,750 SPV Earnout Shares were issued to the SPV. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Earnout Agreement, which is filed as Exhibit 10.3 hereto and incorporated herein by reference.

Letter Agreement and Insider Letter Amendment

To the extent applicable to the SPV as a transferee of the Sponsor's securities, the SPV is bound by certain transfer restrictions and other provisions of the Letter Agreement dated November 7, 2024, as amended by the Insider Letter Amendment dated September 15, 2025. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which is filed as Exhibit 10.4 and incorporated herein by reference.

Escrow Agreement

In connection with the Business Combination, the Sponsor, the SPV, and Continental Stock Transfer & Trust Company entered into an Escrow Agreement dated May 8, 2026, pursuant to which the transferred securities were held in escrow pending the completion of the transfer. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Escrow Agreement, which is filed as Exhibit 10.5 hereto and incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

10.1 Transfer Agreement, dated as of September 15, 2025, by and between Willow Lane Sponsor, LLC and Goodrich ILMJS LLC. (incorporated by reference to Exhibit 10.6 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

10.2 Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

10.3 Earnout Agreement, dated as of September 15, 2025, by and among Willow Lane Sponsor, LLC, Goodrich ILMJS LLC and Boost Run Inc. (incorporated by reference to Exhibit 10.7 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

10.4 Amendment to Letter Agreement, dated as of September 15, 2025, by and among Willow Lane Acquisition Corp., Willow Lane Sponsor, LLC, BTIG, LLC, Boost Run Inc., Legacy Boost Run and the members of the board of directors or management team of Willow Lane Acquisition Corp. who are signatories thereto. (incorporated by reference to Exhibit 10.3 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

10.5 Escrow Agreement, dated May 8, 2026, by and among the Sponsor, the SPV, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.5 to Amendment 1 to Schedule 13D filed by Sean Goodrich and Goodrich ILMJS LLC on June 15, 2026)

99.1* Joint Filing Agreement, dated June 14, 2026, executed by Sean Goodrich and Goodrich ILMJS LLC

* Filed herewith.

## Signatures
- Sean Goodrich: /s/ Sean Goodrich, Sean Goodrich (08/28/2026)
- Goodrich ILMJS LLC: /s/ Sean Goodrich, Sean Goodrich/Managing Member (08/28/2026)